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                                 OSP PUBLISHING, INC.
                                 5548 LINDBERGH LANE
                                   BELL, CA   90201

                                 PHONE (213) 980-4300
                                  FAX (213) 263-9419


October 6, 1997

Alan Saloner
Senoral, Inc.
8474 Commerce Avenue
Suite B
San Diego, CA   92121


Dear Mr. Saloner:

This letter is to acknowledge defaults previously referred to in notice of a default received by the undersigned obligor of certain obligations formerly owed to Foothill Capital now purchased by Senoral as well as certain obligations owed by OSP Publishing to Senoral and certain obligations owed to Golden State Graphics, Inc. by OSP Publishing which are subject to certain security agreements.

Effective immediately, OSP Publishing delivers to Senoral Corporation, Inc., possession of all inventory, accounts and equipment as well as any raw materials, work in progress, supplies and materials and all proceeds of products, together with all files, records, and property whether tangible or intangible owned by OSP Publishing, Inc. as well as all other collateral subject to security interest in favor of Senoral, Golden State and/or Foothill Capital.

We agree that the reasonable expenses incurred in re-taking the collateral and holding the collateral and preparing it for sale as well as indebtedness secured by your security interest includes any sum you may pay or obligations you may undertake in connection with payroll or payroll taxes, sales taxes, rentals of the premises delivered to you or utilities thereon or fees of counsel.

We acknowledge that by taking possession of the collateral subject to your security interest we do not intend to create any third party beneficiary rights to any third party and do not undertake or assume any obligations of your company to any such third party.

Sincerely,

 /S/ KEVIN CVENGROS
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